UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2020

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Convocation Notice of the 19th Annual General Meeting of Shareholders

Letter to the Shareholders

Shinhan Financial Group

20, Sejong-daero 9-gil, Jung-gu,

Seoul 04513, Korea

March 5, 2020

Dear Shareholders,

Thank you for your continued investment and trust in Shinhan Financial Group (“the Group”, “the Company”, “Shinhan FG”). On behalf of our Board of Directors, I would like to invite you to attend our upcoming Annual General Meeting (“AGM”) on Thursday March 26th. The AGM will be held at Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea.

2019 has been a rewarding year for the Company. The 2020 SMART Project, which has been implemented consistently for the last three years, has come to fruition and led to record high net profit in the fiscal year through strong earnings growth across banking and non-banking subsidiaries. In addition, the Group also made a series of successful M&A transactions, including Orange Life Insurance becoming a wholly owned subsidiary on January 28, 2020 after the Stock Exchange between Shinhan Financial Group and Orange Life. The Board believes that the new acquisition has resulted in a differentiated and stable earnings base for Shinhan, which has proved successful as demonstrated through the group net profit of KRW 3,403 billion.

The items of business to be considered at the AGM are described in detail in the notice of the AGM which follows this letter. Your participation at the AGM is very important and we encourage you to exercise your right to vote whether you choose to attend the meeting or not.

Sound corporate governance is crucial to our development in the long term and the Board intend to continually improve disclosures and implement processes and procedures to ensure alignment with the Company’s strategy. The Company adopts a transparent and robust nomination process that allows the Board to evaluate directors based on qualitative and quantitative factors to ensure their appointment will help deliver the Company’s strategic goals and ultimately advance the best interests of our shareholders. This year, we are nominating Park An-soon, Park Cheul, Yoon Jaewon, Jin Hyun-duk, Choi Kyoung-rok, and Yuki Hirakawa as Outside Director candidates to the Board. We believe they will bring their vast experience in accounting, business management, international business and more, adding great value to our Board. These new appointments are to ensure a smooth transition in relation to succession planning, with Messrs. Lee Manwoo and Kim Hwa-nam resigning from the Board due to long tenure. The Company is committed to achieving diversity in a variety of facets as reflected throughout the business and we believe that Yoon Jaewon being elected as the female Board member demonstrates our commitment to gender diversity. The Board will endeavor to maintain female representation on the Board, as we move forward.

Additionally, Phillipe Avril, currently a Director for BNP Paribas(“BNP”)1 Securities Japan, is to be appointed a Non-Executive Director. The Company is aware of the concerns about independence stemming from that its strategic partnership with BNP which has a 3.55% stake in SFG, and Mr. Avril’s position as Director at BNP. Therefore, the Board applied a stricter standard of independence and reclassified Mr. Avril from Independent Director to Non-Executive Director this year. Details on the background information of director nominees standing for election/re-election can be found in this circular.

Additionally, you will also find background information to the resolutions to be proposed at the AGM including an explanatory statement for relevant proposals, and information on voting and other issues relating to the AGM. The Board hopes shareholders find the information useful and that it will enhance your understanding to help you make an informed voting decision. Your participation at the AGM is very important and you can exercise your right to vote whether you choose to attend the meeting or not.

11

BNP Paribas Group: BNP Paribas was born on May 23, 2000, when Banque Nationale de Paris (BNP) merged with Paribas to create a financial group and has positioned itself as a leading bank in the Eurozone and a prominent international banking institution. Its net income in 2018 was EUR 7.5 billion and it had 202,624 employees in 72 countries.

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board unanimously recommends that you vote IN FAVOUR of the proposed resolutions.

The AGM offers a valuable opportunity for you to meet the members of our Board and senior management and learn more about the performance of Shinhan Financial Group. I am also looking forward to updating you on the progress of our strategy delivery and hearing your questions on the Company’ performance and prospects. We value your participation and encourage you to vote. We warmly invite you to attend the AGM and look forward to meeting you and answering your questions.

Yours faithfully,

On behalf of the Board

Cho Yong-byoung

Chairman & CEO of Shinhan Financial Group

Table of Contents

Convocation Notice of the 19th Annual General Meeting of Shareholders

Notice is hereby given that the 19th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1.	Date and Time: March 26, 2020 10 A.M. Korea Standard Time (UTC+9)
2.	Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
3.	Record Date: December 31, 2019

Agendas to be Voted on

   Agenda Item No. 1  Approval of Financial Statements and Annual Dividends for fiscal year 2019
(January 1, 2019 – December 31, 2019)

Agenda Item No. 2  Approval of Revision to Articles of Incorporation

Agenda Item No. 3  Election of Directors

(1 Executive Director, 1 Non-Executive Director, 6 Outside Directors)

Agenda Item No. 3-1 Executive Director Candidate : Mr. Cho Yong-byoung

Agenda Item No. 3-2 Non-Executive Director Candidate : Mr. Philippe Avril

Agenda Item No. 3-3 Outside Director Candidate : Mr. Park Ansoon

Agenda Item No. 3-4 Outside Director Candidate : Mr. Park Cheul

Agenda Item No. 3-5 Outside Director Candidate : Ms. Yoon Jaewon

Agenda Item No. 3-6 Outside Director Candidate : Mr. Jin Hyun-duk

Agenda Item No. 3-7 Outside Director Candidate : Mr. Choi Kyong-rok

Agenda Item No. 3-8 Outside Director Candidate : Mr. Yuki Hirakawa

Agenda Item No. 4  Election of Audit Committee Member (2 members)

Agenda Item No. 4-1 Audit Committee Member Candidate : Ms. Yoon Jaewon

Agenda Item No. 4-2 Audit Committee Member Candidate : Mr. Lee Yoon-jae

Agenda Item No. 5  Approval of the Director Remuneration Limit

Additional Information

I.	Number and Classification of Voting Shares
II.	Method of Resolutions
III.	Members of the Board of Directors after the 19th Annual General Meeting of Shareholders
IV.	Corporate Governance Overview
V.	Committees of the Board of Directors
VI.	Related Party Transactions

Exhibit 99.1 Separate Financial Statements

Exhibit 99.2 Consolidated Financial Statements

Meeting Agendas

Agenda Item No. 1 Approval of Financial Statements and Annual Dividends

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2019 (January 1, 2019 - December 31, 2019), including Statements of Appropriation of Retained Earnings)

Voting Item(s)

Pursuant to Article 449 of the Commercial Act, the Board seeks shareholders’ approval of the Company’s separate financial statements and consolidated financial statements for FY 2019.

Audited financial statements with the independent auditor’s opinion are disclosed separately on the Company website (http://www.shinhangroup.com) and can be found on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov) on March 5, 2020.

Company Overview

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary businesses of the following:

1.	controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares;
2.	investing in or providing financial support to subsidiaries and to raise capital necessary for financial support; and
3.	supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and ICT systems.

As of December 31, 2019, Shinhan Financial Group consists of 17 direct subsidiaries that include Shinhan Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance, Orange Life Insurance, Shinhan Capital and Shinhan BNP Paribas Asset Management, and 27 indirect subsidiaries.

Business Results for FY 2019 (stand-alone or separate basis)

During the fiscal year of 2019, Shinhan Financial Group received annual dividend for FY 2018 from its subsidiaries that amounts KRW 1,320.9 billion in total. In addition, as the owner of ‘Shinhan’ brand trademark, we received brand fees of total KRW 49.8 billion in 2019.

Business Results of FY 2019 (consolidated basis)

For the fiscal year 2019, Shinhan Financial Group recorded KRW 3,403.5 billion of consolidated net income attributable to equity shareholders, the record high net profit since its inception.

Group net income increased by 7.8% year-over-year attributed to earnings growth across banking and non-banking subsidiaries.

Despite the margin compression from two base rate cuts in 2019, interest income increased by 5.1% year-over-year attributed to resilient and preemptive loan growth strategy based on balanced loan portfolio. Non-interest income grew by 32.4% year-over-year due to the successful non-banking business expansion and the inclusion of new subsidiaries such as Orange Life and Asia Trust. Within non-interest income, fee income increased by 10.4% year-over-year led by higher sales of trust products, despite concerns over sluggish brokerage fees and credit card merchant fee cut. As a result, the income contribution from non-banking subsidiaries has grown up to 34%.

Group’s accumulated provision for credit losses increased by 28.7% year-over-year to KRW 950.8 billion, mainly due to the robust asset growth and rigorous provisioning policy. However, the Group maintained its credit cost ratio at a solid level of 30 bp, which is 9 bp lower than the 5-year recurring average, amid concerns over sluggish economic situation.

(Subsidiaries Income Reflecting SFG Ownership, in KRW bil.)	FY 2019	FY 2018	YoY%
Bank (a)	2,350.2	2,297.9	2.3
Shinhan Bank	2,329.2	2,279.0	2.2
Jeju Bank	21.0	18.9	11.5
Non-Bank (b)	1,211.2	1,050.7	15.3
Shinhan Card	508.8	519.4	-2.0
Shinhan Investment Corp.	220.8	251.3	-12.1
Shinhan Life Insurance	123.9	131.0	-5.5
Orange Life Insurance	160.6	-	n.a.
Shinhan Capital	126.0	103.4	21.9
Shinhan BNPP AM	15.0	12.3	22.4
Shinhan Savings Bank	23.1	19.4	19.3
Asia Trust	10.7	-	n.a.
Shinhan DS	2.1	1.3	57.8
Shinhan AITAS	10.8	8.4	27.9
Shinhan Credit Information	0.5	1.4	-63.6
Shinhan Alternative Investment Management	2.1	-0.8	n.a.
Shinhan REITs Management	7.4	3.6	108.0
Shinhan AI	-0.7	-	n.a.
SFG (a+b)	3,561.5	3,348.6	6.4
Consolidated Net Income	3,403.5	3,156.7	7.8

The net income from non-bank subsidiaries increased 15.3%, from KRW 1,050.7 billion in 2018 to KRW 1,211.2 billion in 2019. The income contribution from non-bank subsidiaries were up to 34% from the previous year’s 31%. This is due to the balanced growth strategy on which the Group has focused over the past 3 years.

Net profits reported by	Net Income Contribution
Shinhan Bank	66%
Shinhan Card	14%
Shinhan & Orange Life	8%
Shinhan Investment Corp.	6%
Other Subsidiaries	6%

* Above mentioned Business Results of FY 2019 figures based on FY2019 Business Results Presentation on our website

Shareholder Return

In our continued efforts to increase shareholder value through a consistent and sustainable shareholder return policy, the Board has proposed KRW 1,850 dividend per common share for FY2019 and the total dividend amount is KRW 883.9 billion, representing an increase of 17.4% compared to the KRW 753 billion paid in FY2018. (payout ratio: FY2018 23.9% → FY2019 25.0%)

Dividend for Common Stocks	FY2019	FY2018	FY2017
Dividend per Share	KRW 1,850	KRW 1,600	KRW 1,450
Total Amount of Dividend	KRW 884 bil.	KRW 753 bil.	KRW 688 bil.
Dividend Payout Ratio	25.0%*	23.9%	23.6%
Dividend Yield (Based on the Korea Exchange)	4.1%	3.9%	2.9%

*Dividend payout ratio for FY2019 excludes dividend paid to convertible preferred shares issued (KRW 32,341.7 mln) in FY2019

- Please refer to Exhibit 99.1 and 99.2 for the separate financial statements and Consolidate financial statements of Shinhan Financial Group. For more detailed information of notes to financial statements, please refer to the audit report through a 6-K filing disclosure dated on 5 March, 2020.

Agenda Item No. 2 Approval of Revision to Articles of Incorporation

Voting Item(s)

Pursuant to Article 433 of the Commercial Act, we seek shareholders’ approval to revise the Articles of Incorporation (“AOI”). Outlined below are the articles as they stand, alongside the proposed amendments. The revision is to comply with the updates in Korean Commercial Act2 and the Capital Market and Financial Investment Business Act3 in relation to acquisition and disposition of a company’s own shares. The Board believes that the regulatory updates reflected in the proposed revision of AOI give the Company more flexibility in its capital management as the Company has the discretion to implement share buybacks and cancellations from profits available for distribution by the Board resolution.

Relevant Articles of the Articles of Incorporation	Reasons for the Amendment
Articles 58	Deletion of provision relating to the revisions to Korean Commercial Act and Capital Market and Financial Investment Business Act

Current Provisions	Proposed Amendments	Remarks
Articles 1 ~ 57	[No change]	-

22	Article 343(Retirement of Shares) and Article 343-2 (Retirement of Shares by Resolution of General Meeting) has been amended in 2011
33	Article 165-3 (Special Cases Concerning Retirement of Stocks) has been deleted in 2013

Current Provisions	Proposed Amendments	Remarks

Article 58 (Retirement of Shares)

(1)The Company may retire the shares within the scope of profits attributable to the shareholders, by the resolution of the Board of Directors.

(2)In order to retire the shares pursuant to Paragraph (1), the Board of Directors shall adopt the following resolutions:

1.Types and the total number of shares to be retired;

2.The total amount of shares to be acquired for retirement; and

3.Acquisition period or retirement date (the acquisition period or retirement date shall be before the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement).

(3)When the shares are retired pursuant to Paragraph (1), it shall be in accordance with the following criteria:

1.In case of acquisition of shares for the purpose of retirement, such acquisition shall be made in accordance with the acquisition method and criteria as prescribed in the relevant laws, such as the Financial Investment Services and Capital Market Act, etc.

2.Total price of the shares to be acquired for the purpose of retirement shall be not more than the amount as prescribed in the relevant laws, such as the Enforcement Decree of the Financial Investment Services and Capital Market Act, within the scope available for dividend as at the end of such fiscal year pursuant to Article 462, Paragraph (1) of the Commercial Code.

(4)When the shares are retired pursuant to Paragraph (1), the matters referred to in each Subparagraph of Paragraph (2) and the purpose of retirement shall be reported to the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement.

[Deleted]

Deletion is necessary because the existing article became obsolete as the company has the discretion relating to acquisition and disposition of own stocks pursuant to the revision to Korean Commercial Act Article 343-1 and 343-2 in 2012 and Capital Market and Financial Investment Business Act Article 165-3 in 2013

Articles 59 ~ 61	[No change]	-
Addenda (1) ~ Addenda (13)	Addenda(1) ~ Addenda(13) [No change] [Added] Addenda (14) Article 1 (Effective Date) These Articles of Incorporation shall become effective as of the date of the 19th Annual General Meeting of Shareholders.	-

Agenda Item No. 3 Election of Directors
(1 Executive Director, 1 Non-Executive Director, 6 Outside Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company’s Articles of Incorporation, we seek shareholders’ approval to elect directors.

At the 19th Annual General Meeting of Shareholders, the following 8 directors (1 Executive Director, 1 Non-Executive Director, 6 Outside Directors) will seek the approval of appointment from shareholders.

•	Agenda Item No. 3-1 Executive Director Candidate : Mr. Cho Yong-byoung
•	Agenda Item No. 3-2 Non-Executive Director Candidate : Mr. Philippe Avril
•	Agenda Item No. 3-3 Outside Director Candidate : Mr. Park Ansoon
•	Agenda Item No. 3-4 Outside Director Candidate : Mr. Park Cheul
•	Agenda Item No. 3-5 Outside Director Candidate : Ms. Yoon Jaewon
•	Agenda Item No. 3-6 Outside Director Candidate : Mr. Jin Hyun-duk
•	Agenda Item No. 3-7 Outside Director Candidate : Mr. Choi Kyong-rok
•	Agenda Item No. 3-8 Outside Director Candidate : Mr. Yuki Hirakawa

Overview

The Board of Directors is currently composed of 13 directors: 1 Executive Director, 1 Non-Executive Director and 11 Outside Directors. Following the term expiration of 1 Executive Director, Cho Yong-byoung and 7 Outside Directors (Park Ansoon, Park Cheul, Choi Kyong-rok, Yuki Hirakawa, Philippe Avril, Lee Manwoo and Kim Hwa-nam), we recommend electing/re-electing Cho Yong-byoung, Philippe Avril, Park Ansoon, Park Cheul, Yoon Jaewon, Jin Hyun-duk, Choi Kyoung-rok, and Yuki Hirakawa as directors. Messrs. Lee Manwoo and Kim Hwa-nam will not stand for re-appointment due to accumulating long tenure.

Current Board Composition			Standing for (Re) election	Proposed for FY2020
Director	Independence	Term End		Director	Independence
Yong-byoung Cho	Executive	FY2019 AGM	Yes	Yong-byoung Cho[1]	Executive
Jin Ok-dong	Non-executive	FY2020 AGM	Term remaining	Jin Ok-dong	Non-executive
Philippe Avril	Outside	FY2019 AGM	Yes	Philippe Avril	Non-executive[2]
Park Ansoon	Outside	FY2019 AGM	Yes	Park Ansoon	Outside
Choi Kyong-rok	Outside	FY2019 AGM	Yes	Choi Kyong-rok	Outside
Yuki Hirakawa	Outside	FY2019 AGM	Yes	Yuki Hirakawa	Outside
Park Cheul	Outside	FY2019 AGM	Yes	Park Cheul	Outside
Byeon Yang-ho	Outside	FY2020 AGM	Term remaining	Byeon Yang-ho	Outside
Sung Jae-ho	Outside	FY2020 AGM	Term remaining	Sung Jae-ho	Outside
Lee Yoon-jae	Outside	FY2020 AGM	Term remaining	Lee Yoon-jae	Outside
Huh Yong-hak	Outside	FY2020 AGM	Term remaining	Huh Yong-hak	Outside
Lee Manwoo	Outside	FY2019 AGM	No	Yoon Jaewon	Outside
Kim Hwa-nam	Outside	FY2019 AGM	No	Jin Hyun-duk	Outside

1. Director Cho Yong-byoung is currently going through a lawsuit against the accusation of obstructing the hiring process for the Company. His legal proceedings were thoroughly considered by the Corporate Governance and CEO Recommendation Committee and the Board in proposing his candidacy at this AGM. Please refer to the ‘Executive Director Recommendation’ section to follow for further detail on his nomination.

2. Director Philippe Avril is being re-classified as non-executive director as a result of the director evaluation process conducted to ensure the Board’s independence and productivity.

Nomination Process

The Board has three committees responsible for nomination of director candidates:

Committee	Members
	Chair	Independent Directors
Governance and CEO Recommendation Committee (Recommends Executive Director nominees)	✓Lee Manwoo ✓(Independent)	✓Park Cheul ✓Yuki Hirakawa ✓Philippe Avril ✓Kim Hwa-nam ✓Byeon Yang-ho ✓Sung Jae-ho
Board Steering Committee (Recommends Non-Executive non-independent Director nominees)	✓Cho Yong-byoung ✓(Executive)	✓Park Cheul ✓Byeon Yang-ho ✓Sung Jae-ho ✓Choi Kyong-rok
Outside Director Recommendation Committee (Recommends Outside Director nominees)	✓Sung Jae-ho ✓(Independent)	✓Kim Hwa-nam ✓Lee Yoon-jae ✓Lee Manwoo ✓Choi Kyong-rok

Executive Director Recommendation

The Corporate Governance and CEO Recommendation Committee recommended Cho Yong-byoung the current Group CEO of Shinhan Financial Group, for re-appointment as an Executive Director of the Company.

As you may be aware, the executive director nominee Cho Yong-byoung is currently being allegedly accused of “Business Obstruction on the Hiring Department of the Company.” His first trial was held on January 22, 2020, after which he filed an appeal. The Company held four Committee meetings and a Board meeting in deliberation regarding Mr. Cho’s nomination and closely monitored the legal proceedings to identify any potential risk for the Company as a result of his candidacy. As part of the comprehensive discussions, the Board not only carefully considered the nature of the ongoing legal proceedings, but also referenced the relevant regulatory framework of Korea as well as numerous risk management policies in place to assess whether Mr. Cho’s nomination represented any violation of domestic/Company regulations. The Board has also carefully considered the moral and ethical aspect of the proceedings, with particular focus on the Company’s reputation, culture and employee morale.

Following an extensive discussion and robust process taken by the Corporate Governance and CEO Recommendation Committee, the Board determined that the advantages conferred by Mr. Cho’s presence as a Group CEO are significant for the Company’s stable growth in upcoming years due to the following reasons;

•

Under Mr. Cho’s leadership since FY2017, the Company achieved exceptional financial performance. Specifically, the net income increased by 23%, ROE grew by 2.9%, dividends per share increased by more than 28% and the Company achieved No. 1 position for the market capitalization among KOSPI peers;

•	Mr. Cho possesses a wealth of accumulated experience, expertise and deep knowledge of Shinhan Bank and Shinhan Financial Group that is invaluable to the Company;
•	Mr. Cho has demonstrated excellent organizational management capabilities through his experience in the CEO’s role within the Bank, Asset Management; and
•	Mr. Cho has greatly contributed and shown commitment to improving the Company’s corporate governance.

For further detail on Mr. Cho’s nomination process, please refer to the ‘CEO Succession’ under the Corporate Governance Overview section of this document and the 2019 Corporate Governance Report available on our website (https://www.shinhangroup.com) on March 6, 2020. English report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 19, 2020.

Non-Executive Director Recommendations

The Board Steering Committee and Outside Director Recommendation Committee under the Board of Directors recommended one (1) Non-Executive Director, Mr. Philippe Avril and six (6) outside directors, of which four (4) directors, Messrs. Park Cheul, Yuki Hirakawa, Park Ansoon and Choi Kyong-rok are seeking to renew their terms.

The Board Steering Committee recommended Philippe Avril as a Non-Executive Director for the Company, who previously served the Board as an Outside Director, taking a conservative approach in evaluating independence. With BNP having a 3.55% stake in SFG and Mr Avril’s position as Director at BNP Securities Japan, the Board is acutely aware of independence concerns. Therefore, the Board applied a stricter standard of independence and reclassified Mr. Avril from an Independent Non-Executive Director to a Non-Executive Director this year. On March 5, 2020, the Board of Directors endorsed the nominee selected by the Board Steering Committee.

Ms. Yoon Jaewon and Mr. Jin Hyun-duk have been also newly nominated and recommended as Outside Directors by the Outside Director Recommendation Committee. On March 5, 2020, the Board of Directors endorsed the nominees selected by the Outside Director Recommendation Committee.

When considering independence, the committee calculates the length of service of an Outside Director by reference to the date of their election by shareholders following their appointment. The Committee has determined that there are no relationships or circumstances which are likely to affect an Outside Director’s judgement and any relationships or circumstances which could appear to do so are not considered to be material. All of the proposed nominees have confirmed that they have no material relationship with another director, member of senior management or any substantial or controlling shareholder of the Company. The Committee, both prior to appointment and when nominating for re-election, enquires, and obtains assurance, that each Director is, or will be capable of contributing the time both expected of them and unanticipated, should additional demands be placed on them. The Committee has considered carefully the number of directorships held by Directors and has applied the same standard of enquiry for each of them. It is satisfied that all Directors, including Directors holding a greater number of appointments, have sufficient capacity to meet their commitments to the Company. As a result of the Director Evaluation conducted annually pursuant to the Company’s Internal Code of Corporate Governance, the Board has confirmed that all Directors have demonstrated an excellent level of performance and have shown commitment to their roles during FY2019.

In addition to reviewing the candidates and their background individually, the Committee also reviews the candidates in the context of the skills, expertise and background represented by other members of the Board of Directors. As such, the committee believes that collectively, the Board of Directors (including the outside director nominees) brings expertise and skills such as accounting and business management that are well aligned with requirements based on Company growth aspirations and focus on sustainable growth.

Proposed Board Composition

Item #	Name	Director Classification	Gen- der	Date of Birth	Nationality	Expertise	End of Tenure	Share Ownership	BoD Meeting Attendance Rate1)
3-1	Cho Yong-byoung	Executive Director	M	Jun. 30, 1957	Korea	Finance	FY2022 AGM	12,000	100%
-	Jin Ok-dong	Non-Executive Director	M	Feb. 21, 1961	Korea	Finance	FY2020 AGM	13,937	100%
3-2	Philippe Avril	Non-Executive Director	M	Apr. 27, 1960	France	Finance	FY2020 AGM	-	100%
3-3	Park Ansoon	Outside Director	M	Jan. 24, 1945	Korea	Business Management	FY2020 AGM	-	100%
3-4	Park Cheul	Outside Director	M	Apr. 27, 1946	Korea	Economy	FY2020 AGM	-	100%
-	Byeon Yang-ho	Outside Director	M	Jul. 30, 1954	Korea	Finance	FY2020 AGM	-	89%
-	Lee Yoon-jae	Outside Director	M	Nov. 3, 1950	Korea	Finance	FY2020 AGM	-	100%
-	Huh Yong-hak	Outside Director	M	Sep. 10, 1958	Korea	Finance	FY2020 AGM	-	100%
3-5	Yoon Jaewon*	Outside Director	F	Aug. 29, 1970	US	Accounting	FY2021 AGM	-	n.a.
-	Sung Jae-ho	Outside Director	M	Mar. 18, 1960	Korea	Legal	FY2020 AGM	-	100%
3-6	Jin Hyun-duk *	Outside Director	M	Sept.10, 1955	Korea	Business Management	FY2021 AGM	-	n.a
3-7	Choi Kyong-rok	Outside Director	M	May 25, 1966	Korea	Technology	FY2020 AGM	883,662 (0.19%)	100%
3-8	Yuki Hirakawa	Outside Director	M	Oct. 21, 1960	Japan	Business Management	FY2020 AGM	1,975	100%

Share ownership based on the total number of common shares issued, 474,199,587, as of fiscal year end of 2019
1) Attendance rate is from January 1, 2019 to December 31, 2019

*(Newly appointed)

Directors’ Skills and Qualifications

Name	Finance	Economy	Business Management	Accounting	Legal	Technology	International Business	Risk Management
Cho Yong-byoung	O		O
Jin Ok-dong	O		O				O
Philippe Avril	O		O				O	O
Park Ansoon			O				O
Park Cheul	O	O	O
Byeon Yang-ho	O	O	O
Lee Yoon-jae	O	O	O
Huh Yong-hak	O		O				O	O
Yuki Hirakawa			O				O
Sung Jae-ho					O		O
Choi Kyong-rok			O			O	O
Yoon Jaewon*			O	O
Jin Hyun-duk*			O				O

*(Newly appointed)

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 19th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

Agenda Item No.3-1  Executive Director Candidate                 Mr. Cho Yong-byoung

1.	Date of Birth………………………………	June 30, 1957
2.	Nominator…………………………………	Corporate Governance and CEO Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar. 26, 2020 until FY2022AGM (3 years)
6.	Current Position…………………………...	Chairman and CEO of Shinhan Financial Group
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	B.A. in Law, Korea University
10.	Main Work Experience
	2017 – current	Chairman and CEO, Shinhan Financial Group
	2015 – 2017	President and CEO, Shinhan Bank
	2013 - 2015	CEO, Shinhan BNP Paribas Asset Management
	2011 - 2013	Deputy President of Retail Business Development Group, Shinhan Bank
	2010 - 2011	Executive Vice President of Management Support Group, Shinhan Bank
	2009 - 2010	Executive Vice President of Global Business Group, Shinhan Bank

Reasons for recommendation

Mr. Cho Yong-byoung, recommended as the candidate for Chairman and CEO, has been nominated to serve the Board with his extensive experience of working for a bank and asset management company for the past 36 years (1984~2019). Mr. Cho possesses relevant expertise through his work experiences in various aspects (sales, HR, planning, global business, asset management, etc.) of the financial industry. Through his role as Chairman and Chief Executive Officer of Shinhan Financial Group, his prior experience as CEO of Shinhan Bank, Shinhan BNP Asset management and various other leadership roles across Shinhan Bank, Mr. Cho has acquired strong operating experience across all of Shinhan’s businesses, including global business, consumer banking, corporate and investment banking, and securities and trading. Under his leadership, the Company acquired Orange Life Insurance, Ltd. (“Orange Life”) and Asia Trust Co., Ltd. (“Asia Trust”), incorporated Shinhan REITs Management, Ltd. (“Shinhan REITs”) and Shinhan AI, Ltd. (“Shinhan AI”) as new subsidiaries, thereby showing flexibility in accessing new markets and promising services, and laid the foundation for sustainable growth (e.g., establishing ESG management). His management skills, knowledge of the industry and familiarity with the Company’s operations have proven to be an asset as the Company continues on its path to strong growth during his last 3-year tenure. After conducting the comprehensive review of the candidate, the Corporate Governance and CEO Recommendation Committee and the Board identified the following reasons for Mr. Cho’s candidacy to stand for re-election: Under Mr. Cho’s leadership since FY2017, the Company achieved exceptional financial performance. Specifically, the net income increased by more than 23%, ROE grew by 2.9%, dividend per share was up by more than 28% and the Company achieved No. 1 position for the market capitalization among KOSPI peers; Mr. Cho possesses a wealth of accumulated experience, expertise and knowledge of Shinhan Bank and Shinhan Financial Group that is invaluable to the Company; and Mr. Cho has demonstrated excellent organizational management capabilities and has greatly contributed and shown commitment to improving the Company’s corporate governance.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Cho’s election.

Agenda Item No.3-2 Non-executive Director Candidate                      Mr. Philippe Avril

1.	Date of Birth………………………………	April 27, 1960
2.	Nominator…………………………………	Board Steering Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2020 AGM (1 year)
6.	Current Position…………………………...	Director, BNP Paribas Securities(Japan) Ltd.
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	M.A. in Economics, Universite de Paris Dauphine
10.	Main Work Experience
	2019 - current	Director, BNP Paribas Securities(Japan) Ltd.
	2012 - 2019	Chairman & Representative Director, BNP Paribas Securities(Japan) Ltd.

Reasons for recommendation

Mr. Avril is an expert in finance joining the industry as a derivatives trader in Paris in 1985. He has worked as a specialist of financial derivatives and as a member of general management at Banque Indosuez, Deutsche Bank, Dai-Ichi Kangyo Bank, Commerzbank and the Royal Bank of Scotland in offices including Paris, Tokyo, New York, Frankfurt and Hong Kong. Mr. Arvil’s experiences and insights into global financial market will enable the company to pick up on changes and trends in Asian market, including Japan, at the earliest stage and provide an opportunity to proactively respond as the company plans to expand its overseas operation as a part of long-term strategy. The Committee nominated and recommended him as a Non-Executive Director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company. With BNP having a 3.55% stake in SFG and Mr. Avril’s position as Director at BNP Securities, Japan, the Board is acutely aware of independence concerns. Therefore, the Board applied a stricter standard of independence and reclassified Mr. Avril from an Independent Non-Executive Director to a Non-Executive Director this year.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Avril’s election.

Agenda Item No.3-3 Outside Director Candidate                            Mr. Park Ansoon

1.	Date of Birth………………………………	January 24, 1945
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2020 AGM (1 year)
6.	Current Position…………………………...	Chairman, Taisei Group Co., Ltd.
7	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	B.A. in Philosophy, Waseda University
10.	Main Work Experience
	2010 - current	Chairman, Taisei Group Co., Ltd.
	2018 - current	Chairman, the Korean Residents Union in Japan

Reasons for recommendation

Mr. Park is a successful Korean-Japanese entrepreneur and has been nominated to serve on the Board because of his expertise as an experienced executive in property related businesses for about 50 years in the industry. Mr. Park gained his extensive experience in the field in his roles as a CEO of Taisei and other executive positions at the company. During his term, Mr. Park stressed the importance of independence of the Board, emphasizing the founding principle of Shinhan, which is based on segregation between professional management and ownership. The Committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Park’s election.

Agenda Item No.3-4 Outside Director Candidate                              Mr. Park Cheul

1.	Date of Birth………………………………	April 27, 1946
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2020 AGM (1 year)
6.	Current Position…………………………...	Retired Chairman & CEO, Leading Investment & Securities Co. Ltd.
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%.
9.	Education………………………………….	M.A. in Economics, New York University
10.	Main Work Experience
	2007 - 2013	Chairman & CEO, Leading Investment & Securities Co. Ltd.
	2003 - 2005	Member of the committee, National Economy Advisory Council
	2000 - 2003	Senior Deputy Governor, Bank of Korea

Reasons for recommendation

Mr. Park is an expert in finance with a career as a Member of National Economy Advisory Council and served as a Senior Deputy Governor at Bank of Korea. Mr. Park’s services and experiences when we held various leadership positions will definitely bring to the Board extensive understanding of financial market and strategic expertise. In addition, as a chairperson of the Board of Directors, Mr. Park has contributed to establishing sustainable management practices through active involvement in many of the Board’s important decision-making processes. The Committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Park’s election.

Agenda Item No.3-5 Outside Director Candidate                           Ms. Yoon Jaewon

1.	Date of Birth………………………………	August 29, 1970
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2021 AGM (2 years)
6.	Current Position…………………………...	Professor, College of Business Administration, Hongik University
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	Ph.D. in Accounting, Korea University
10.	Main Work Experience
	2004 - current	Professor, College of Business Administration, Hongik University
	2017 - current	Member, Committee on Development Tax System, Ministry of Economy and Finance
	2017 – current	Member, Committee on National Accounting policy, Ministry of Economy and Finance
	2013 - 2019	Non-executive Judge, Tax Tribunal

Reasons for recommendation

Ms. Yoon is an US certified public accountant with a Ph.D. degree in accounting. She has extensive professional experience including serving as a council and member for numerous Korea government authorities’ committees, such as Ministry of Economy and Finance, Korea Custom Service, National Tax Service. We believe her expertise in accounting accompanied with her experience in managing diverse regulatory issues will benefit the Company. By appointing Ms. Yoon as the female outside board member, we intend to add diversity and inclusion to the Board. The Committee nominated and recommended her as an outside director as she is expected to contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Ms. Yoon’s election.

Agenda Item No.3-6 Outside Director Candidate                            Mr. Jin Hyun-duk

1.	Date of Birth………………………………	September 10, 1955
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2021 AGM (2 years)
6.	Current Position…………………………...	CEO, PHOEDRA Co., Ltd.
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	MBA, Keio Business School
10.	Main Work Experience
	1988 - current	CEO, PHOEDRA Co., Ltd.
	Current	Councilor, The Korea Educational Foundation
	2014 - current	Visiting professor, Business administration, Sakushin-gakuin University, Japan
	2014 - current	Visiting professor, Engineering, Utsunomiya University, Graduate School, Japan

Reasons for recommendation

Mr. Jin is a successful entrepreneur in Japan and has more than 30 years’ experience in retail, F&B, and leisure projects. This includes the CEO role of PHOEDRA. He was previously a professor at two different universities where he taught business administration and engineering, demonstrating his depth of knowledge in the field. We believe his strong leadership, proven integrity and sound judgement will enable the Board to collaborate effectively in its oversight and challenge the leadership when needed. The Committee nominated and recommended him as an outside director as he is expected to contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Jin’s election.

Agenda Item No.3-7 Outside Director Candidate                         Mr. Choi Kyong-rok

1.	Date of Birth………………………………	May 25, 1966
2.	Nominator…………………………………	Outside Director Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2020 AGM (1 year)
6.	Current Position…………………………...	CEO, CYS Corporation
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%.
9.	Education………………………………….	M.S. in Computational Science, Keio University
10.	Main Work Experience
	2002 - current	CEO, CYS Corporation
	2010 - 2015	Outside Director, Shinhan Life Insurance
	2000 - 2002	Deputy President, CYS Corporation
	1999 – 2000	Research Associate, Information Technology Center at Keio University

Reasons for recommendation

Mr. Choi is an experienced ICT professional who has developed capacities in the areas of network, software, and cyber security – an area that is increasingly important as the Banking industry transitions into the digital age. Apart from his expertise in Information and Communications Technology, Mr. Choi also gained rich managerial experience while serving as CEO at CYS Corporation. In addition, he served as an outside director at Shinhan Life Insurance (2010-2015) where his commitments and insights were widely acknowledged. Especially his profound understanding in Shinhan and valuable work ethics he showed during his term were priceless. Mr. Choi received M.S. in Computational Science from Keio University.
The Committee newly nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Choi’s election.

Agenda Item No.3-8 Outside Director Candidate                          Mr. Yuki Hirakawa

1.	Date of Birth………………………………	October 21, 1960
2.	Nominator…………………………………	Outside Director Recommendation committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2020 AGM (1 year)
6.	Current Position…………………………...	CEO, Primer Korea LLC
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	B.A. in Spanish, Osaka University
10.	Main Work Experience
	2014 - current	CEO, Primer Korea LLC
	1994 - 2012	CEO, Hirakawa Industry Development Co., Ltd

Reasons for recommendation

Mr. Hirakawa is a successful Korean-Japanese entrepreneur and expected to share his various experience and seasoned expertise as a businessman with approximately 30 years’ experience in overseas markets, such as Japan, Singapore and China. The experience he has gained in his role as a CEO of Hirakawa Industry Development enables him to provide an important perspective to the Board’s discussions on International business. Mr. Hirakawa has contributed much in improving corporate governance standards based on his seasoned experiences on business operations across numerous Asian countries. The Committee nominated and recommended him as an outside director as he is expected to further contribute to the activities of the Board of Directors, and in turn, the development of the Company.

The Board unanimously recommends that shareholders vote IN FAVOUR of Mr. Hirakawa’s election.

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 19th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

Agenda Item No. 4  Election of Audit Committee Member (2 members)

Voting Item(s)

Pursuant to Article 542.12 of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 38 of the Company’s Articles of Incorporation, we seek shareholders’ approval to elect two Audit Committee Members.

•	Agenda Item No. 4-1 Audit Committee Member Candidate : Ms. Yoon Jaewon
•	Agenda Item No. 4-2 Audit Committee Member Candidate : Mr. Lee Yoon-jae

The Audit Committee Member Recommendation Committee has appointed two independent directors, Yoon Jaewon and Lee Yoon-jae to add needed expertise such as accounting to enhance the performance of the committee.

Agenda Item No.4-1 Audit Committee Member Candidate                   Ms. Yoon Jaewon

1.	Date of Birth………………………………	August 29, 1970
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2021 AGM (2 years)
6.	Current Position…………………………...	Professor, College of Business Administration, Hongik University
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	Yes
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	N.A.
9.	Education………………………………….	Ph.D. in Accounting, Korea University
10.	Main Work Experience
	2004 - current	Professor, College of Business Administration, Hongik University
	2017 - current	Member, Committee on Development Tax System, Ministry of Economy and Finance
	2017 – current	Member, Committee on National Accounting policy, Ministry of Economy and Finance
	2013 - 2019	Non-executive Judge, Tax Tribunal

Reasons for recommendation

Ms. Yoon is an US certified public accountant, with a Ph.D. in accounting. She has extensive professional experience including serving as a council and a member for numerous Korea government authorities’ committees, including the Ministry of Economy and Finance, Korea Custom Service, and National Tax Service. The Board believes her expertise and academic background in accounting makes her an ideal candidate of the Audit Committee. The committee nominated and recommended her as an outside director and a member of the Audit Committee, as she is expected to contribute to best practices of Audit Committee, and in turn, the development of the Company.

The Board unanimously recommend shareholders to vote IN FAVOUR of Ms. Yoon’s election.

Agenda Item No.4-2 Audit Committee Member Candidate                     Mr. Lee Yoon-jae

1.	Date of Birth………………………………	November 3, 1950
2.	Nominator…………………………………	Audit Committee Member Recommendation Committee
3.	Relation to the largest shareholder………..	None
4.	Business transaction with SFG during the last 3 years………………………………...	None
5.	Term of Office…………………………….	From Mar.26, 2020 until FY2020 AGM (1 year)
6.	Current Position…………………………...	Retired CEO of KorEI
7.	Outside Directorships…………………......	None
8.	New Appointment………………………...	No
	8-1 If incumbent, prior year BoD meeting attendance rate………………………	100%
9.	Education………………………………….	AMP, Harvard Business School MBA, Stanford Graduate School of Business Bachelor of Laws, Seoul National University
10.	Main Work Experience
	2015 - 2018	Outside Director of CJ Freshway
	2012 - 2016	Outside Director of Busan Bank
	2009 - 2014	Outside Director of LG
	2001 - 2010	Chief Executive Officer, KorEI

Reasons for recommendation

Mr. Lee has served on the boards of many renowned Korean enterprises, such as CJ Freshway, Busan Bank, LG, KT&G, Samsung Fire & Marine Insurance and S-Oil. Through his directorships across various industries such as banking, insurance, energy and consumer staples, he acquired profound understanding of the role and responsibilities of an outside director. Considering his experience as a former government official in turbulent economic cycle, the Board believes that his macroeconomic perspective will benefit the Group in time of uncertainties. The committee nominated and recommended him as an outside director and a member of the Audit Committee, as he is expected to contribute to best practices of Audit Committee, and in turn, the development of the Company.
The Board unanimously recommend shareholders to vote IN FAVOUR of Mr. Lee’s election.

Agenda Item No.5  Approval of the Maximum Limit on Director Remuneration

Voting Item(s)

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company’s Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2017~FY2020(in KRW)

FY2020(Proposed)	FY2019(Approved)	FY2018(Approved)	FY2017(Approved)
3.5 billion*	3.5 billion	3.5 billion	3.5 billion

* the maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2020 be set as 25,000 shares, provided that payments accrued in relation thereto shall be made in fiscal year 2024. The number of performance shares will range from 0% to 100% of 25,000 shares and depend on the performance for the four-year performance period, January 1, 2020 through December 31, 2023. The performance measures include the increase in share price relative to the peer group, the achievement level of net operating income and Return on Equity and NPL ratio before sales /write-off relative to a pre-established target.

Our Director remuneration plan consists of two elements, general compensation and four-year long-term incentive (LTI), in order to emphasize the link between performance and compensation. KRW 3.5 billion is proposed to be the maximum amount of aggregate remuneration that may be disbursed to the 13 directors, including 10 outside directors, of the Company for fiscal year 2020.

For fiscal year 2019, the maximum limit approved by the shareholder resolution for 13 directors, including 11 outside directors, was also KRW 3.5 billion. The actual remuneration paid for FY2019 for the 13 directors was KRW 1,983 million.

The Company determines the LTI by conducting performance evaluation on the four-year period of January 1, 2020 to December 31, 2023. The performance measures include the increase in share price relative to the comparison group, the achievement level of net operating income and Return on Equity and NPL ratio before sales/write-off relative to a pre-established target. The maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2020 be set as 25,000 shares, ranging from 0% to 100% of the maximum shares, provided that payments accrued in relation thereto shall be made in fiscal year 2024.

It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares may be made in fiscal year 2020 to the extent that the total number of such shares falls within the limit approved at previous shareholders’ meetings held.

Assessment and Compensation

The Compensation Committee and the Board of Directors decide the remuneration system for internal directors. A variable amount of compensation is determined by reflecting the Group’s annual performance as well as long-term outcome. The Board of directors determines compensation for external directors, and the amount of compensation varies according to the degree of participation in the Board and subcommittees they serve. The annual limit for directors’ compensation is approved at the shareholders’ meeting every year, and the Board of Directors makes decisions on the details within the limit. For internal directors, a Compensation Committee solely consisting of external directors makes additional assessment on the details of the system for compensating the group’s management board, including internal directors

For details of the remuneration, please refer to our Korean version of ‘2019 Annual Report on Corporate Governance & Remuneration System’ which will be disclosed on our company’s website (http://www.shinhangroup.com/kr/governance/board_notice1.jsp) on March 6, 2020. English annual report will be available on the company’s website (http://www.shinhangroup.com/en/governance/cgs_report.jsp) on or before March 19, 2020, before the AGM date.

The Board unanimously recommends that shareholders vote IN FAVOUR of the Maximum Limit on Director Remuneration

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2019. As of the record date, there are 474,199,587 common shares outstanding and 460,317,525 shares, excluding 13,882,062 treasury shares, are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Act, Agenda Item No. 1, 3, 4, and 5 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2, Approval of Revision to Articles of Incorporation, shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

III.	Members of the Board of Directors after the 19th Annual General Meeting of Shareholders

Before AGM	After AGM
	Name	Initial Appointment	Reappointed on	Term End
Executive Director	Executive Director
Cho Yong-byoung (CEO)	Cho Yong-byoung (CEO)	March 23, 2017	March 26, 2020	FY2022 AGM
Non-Executive Director	Non-Executive Director
Jin Ok-dong	Jin Ok-dong	March 27, 2019		FY2020 AGM
	Philippe Avril	March 25, 2015	March 26, 2020	FY2020 AGM
Outside Directors*	Outside Directors*
Byeon Yang-ho	Byeon Yang-ho	March 27, 2019		FY2020 AGM
Park Cheul† (Chair)	Park Cheul	March 25, 2015	March 26, 2020	FY2020 AGM
Sung Jae-ho	Sung Jae-ho	March 27, 2019		FY2020 AGM
Choi Kyong-rok†	Choi Kyong-rok	March 22, 2018	March 26, 2020	FY2020 AGM
Yuki Hirakawa†	Yuki Hirakawa	March 25, 2015	March 26, 2020	FY2020 AGM
Park Ansoon†	Park Ansoon	March 23, 2017	March 26, 2020	FY2020 AGM
Huh Yong-hak	Huh Yong-hak	March 27, 2019		FY2020 AGM
Lee Yoon-jae	Lee Yoon-jae	March 27, 2019		FY2020 AGM
Philippe Avril†	Yoon Jaewon	March 26, 2020		FY2021 AGM
Kim Hwa-nam	Jin Hyun-duk	March 26, 2020		FY2021 AGM
Lee Manwoo

* Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons "specially related" to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
**The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.

† indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Corporate Governance Overview

Organizational Chart

Principle and Policy of Governance Structure

In order to promote long-term development of the group, and to protect the profits of stakeholders such as shareholders and financial consumers, Shinhan Financial Group strives to operate with transparency, integrity, and stability and to possess a robust governance structure. The Company takes corporate governance very seriously and is committed to making ongoing improvements to the quality of its disclosures and to its investor engagement. To support its enhancement efforts, Shinhan FG has appointed Morrow Sodali, a leading global governance advisory and shareholder engagement firm, to assist the Company with its FY2019 AGM.

Shinhan Financial Group received an integrated assessment grade of A+ for 5 consecutive years in relation to the ‘2019 Award on Companies with Outstanding Governance Structure’ conducted by the Korea Corporate Governance Service.

Korea Corporate Governance Service cited that the reasons for the award was the group’s stable and sustainable corporate governance structure by operating various expert committees and establishing an effective Chairman and CEO succession process. The Company’s principles and policies on governance structure are as follows.

Transparency

Every year, the Company discloses its Annual Report on governance structure on the Company website. The Annual Report on governance structure includes all internal regulations, such as the articles of incorporation and regulations for the board of directors and its subcommittees, as well as all activities by the board of directors and the subcommittees. The Company has adopted a “cumulative voting system” to protect minority shareholders’ rights and enhance shareholders’ rights. It promotes the “exercise of voting right in writing” to guarantee active voting by shareholders, especially in connection with general meetings of shareholders. The Company also provides real-time videos of its general meeting of shareholders to provide information from these meetings in a fair and timely manner.

Soundness

For soundness of corporate governance, the Company has formed and runs an independent and professional Board of Directors. These directors are chosen for their expertise, and they dutifully comply with applicable laws such as the Commercial Act and the Financial Holding Companies Act and its internal regulations such as the Articles of Incorporation, Internal Code of Corporate Governance, and Board of Directors Regulation.

The Company has also reflected the Act on Corporate Governance of Financial Companies (“Corporate Governance Act”) in its corporate governance, as well as the recommendations made by the Model Corporate Governance in connection with the Board, and dutifully complies with them.

Stability

In order to ensure stable governance structure through checks and balances among its constituents, the Company has delegated its decision-making and operation to the Board and the management respectively and the management reports the status of their execution of duties to the Board. Outside Directors account for 84.6% of the Board in 2019, which is greatly in excess of the 50% requirement by law, ensuring that the Board of Directors can check the powers of the management. The Company also actively promotes the Board’s Outside Directors-centered activities by filling a majority of each subcommittee with Outside Directors. The average percentage of Outside Directors in subcommittees is 93%.

The Board is granted the authorities to appoint and dismiss Chairman and CEO (executive director) and senior management. Outside Directors have the authority to request data, advisory services, etc., and the Company has the obligation to provide this information to Outside Directors. Dependent on the findings from the background checks, which includes third-party verification of Outside Directors’ experience and reputation, they will be given 2-year terms of office when elected the first time; thereafter they will be given 1-year terms of office. This ensures that only Outside Directors that have dutifully executed their duties will have the chance of being re-elected at the general meeting of shareholders.

Diversity and Expertise

The Internal Code of Corporate Governance of the Company specifies the “principle of diversity” in the composition of the Board. These principles are to prevent the Board from advocating specific interests, thereby realizing diversity and expertise of corporate governance. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender and geography.

In its actual operations, the Board consists of members with diverse expertise that help to drive the Company’s strategy forward as the financial market and the competitive landscape continue to evolve. This also prevents specific backgrounds or job categories being over-represented.

The composition of the Board evenly covers 6 areas (finance, business management, economy, legal, accounting and technology) mentioned in the Act on Corporate Governance of Financial Companies as expertise requirements. Considering financial holding companies’ characteristics, which cover all sectors of the financial industry, the Company endeavors to elect Outside Directors with expertise across multiple areas. The Company also considers diverse recommendation channels and perspectives in regard to the Board’s composition and the selection of Outside Director candidates. The Company is managing the Outside Director candidate pool based on recommendations by various channels.

Shinhan is dedicated to increasing female representation on the Board and over the years.

Number of Female outside director candidates

Classification	#of outside director candidate	# of female outside director candidate (in %)	Changes from previous fiscal year
As of Dec 31, 2015	149	14 (9.4%)	+3
As of Dec 31, 2016	219	48 (21.9%)	+34
As of Dec 31, 2017	182	42 (23.1%)	-6
As of Dec 31, 2018	131	33 (25.2%)	-7
As of Dec 31, 2019	108	30 (27.8%)	-3

*Since 2017, the number of female candidates has decreased as a result of the long list upgrade (e.g. eligibility verification) but the percentage of the total number of candidates has increased.

CEO Succession

The Committee Regulation states that the Corporate Governance and CEO Recommendation Committee is responsible for deliberation and resolution of recommending the Chairman and CEO candidate to the Board. Accordingly, the Committee takes on the following process:

1.	Establishment and review of CEO succession plan
2.	Operation of CEO succession plan (i.e. select the Chairman & CEO candidate pool, verify whether the candidates meet the qualification and evaluate)
3.	Qualifications of Chairman and CEO
4.	Recommendation of director who is the most qualified candidate for Chairman &CEO

During 2019, the Corporate Governance and CEO Recommendation Committee held number of meetings to discuss next nominee near term end of Cho Yong-byoung, current Chairman & CEO of the Group.

We would like to highlight some of the discussions that took place to reach the nomination decision:

•

Committee meeting held on May 9, 2019: The Committee conducted an evaluation of the Group CEO succession candidates for 2018, selection for 2019, and review of the development plan for the selected candidates, and reported the results at the Board meeting held on the same date. In the review of selection of the candidates, a total of seven (7) candidates were selected, with subsidiary CEOs being included who have experience of heading a business division with total assets worth KRW 10 trillion or more. As an additional agenda item, the members listened to explanations of director independency policy and resolved to post the same as Director Independence Guidelines on the Company’s website and reported the matter to the Board on the same date.

•	Committee meeting held on August 22, 2019: The Committee reviewed the Group CEO succession plan and reported the matter at the Board meeting held on the same date.
•

Committee meeting held on November 15, 2019: The Committee discussed the schedule of “Chairman & CEO” candidate recommendation, criteria of candidate review, future plan for operation of the Committee, etc..

•	Committee meeting held on November 26, 2019: The Committee reviewed the initial list of candidates.
•	Committee meeting held on November 27, 2019: The Committee reviewed the short list of candidates.
•	Committee meeting held on December 13, 2019: The Committee reached its decision to recommend the current Group CEO Yong-byoung Cho for another term.

On December 13, 2019, the Board of Directors approved the Committee’s decision to nominate Mr. Cho Yong-byoung to stand for re-election at the upcoming AGM by the Board resolution.

Governance Structure

Procedure and criteria for appointing outside directors

Outside Directors are appointed at an Annual General Meeting of shareholders based on the recommendations of the Outside Director Recommendation Committee. The Company considers the diversity of a candidate’s perspective, background, qualifications and expertise to ensure their diverse background will enhance the Board as a whole, in order to ensure the Board fulfills its duties and oversees the Company’s strategy. Evaluation criteria for appointing Outside Directors include:

△Whether the candidate possesses sufficient practical experience or professional knowledge on areas needed for business, such as:

Skills/Qualifications	Description
Finance	Understanding of financial market, reporting, and management strategies

Economy	Ability to interpret macro-economic trends and events
Business management	Current or past leadership roles as top or senior executives
Accounting	Accounting expertise overseeing the integrity of financial reporting
Legal	Legislative experiences gained as policy practitioners and legal professionals, or from the academia and relevant associations
Technology	Experience with or oversight of information system, fin-tech or privacy, cyber security and their related risks
International Business	Experience in diverse geographic, political and regulatory environments
Risk Management	Skills and experience in assessment and management of business and financial risk factors

△Whether the candidate can conduct his or her tasks fairly to ensure profits for all shareholders and financial consumers without being tied by certain interests, and

△Whether the candidate possesses the personal attributes such as integrity, a sense of ethics and responsibility, a collaborative spirit to engage that are appropriate for conducting the business. Under a fair and transparent procedure, the Outside Director Recommendation Committee assesses whether the candidates satisfy conditions set by relevant legislation and norms, and recommends them as candidates for Outside Directors. If necessary, it utilizes recommendations from outside the Company, such as shareholders, stakeholders, and external consulting institutions, as much as possible.

Monitoring and Supervising Conflicts of Interest

Article 4 Clause 1 No. 6 of the internal norm grants ‘monitoring activities regarding conflict of interest between the Company and dominant shareholders, employees, etc.’ under the authority of the Board of Directors. Article 10 Clause 1 No. 7 of the board of directors’ regulation stipulates ‘approval on transactions between directors and the company’ as a matter to be decided by the board of directors. In the current Board of Directors, the President and CEO of Shinhan Bank resides as a Non-Executive Director. Consequently, due to a transaction occurring between Shinhan Financial Group and Shinhan Bank, monitoring activities such as conflict of interest means that the voting right of the President and CEO of Shinhan Bank, is restricted for the relevant case, and the decision is made through a special resolution, which requires approval by over two-thirds of present Directors.

V.	Board and Committee Structure

Board Structure

The Board of Directors are responsible for the oversight of the management and the stewardship of the business on behalf of shareholders. The Board and its Committees meet throughout the year to:

(i)

review and, where appropriate, approve strategy, business and financial planning and performance, risk, control and financial reporting and audit matters, compensation and management development, corporate culture and public responsibility matters; and

(ii)	provide oversight and guidance to, and regularly assess the performance of, the Chief Executive Officer.

The Board’s structure is designed to strike a balance between Board effectiveness and independent judgment absent any vested interest. The Board formally reviews its leadership structure on an annual basis as part of its self-assessment scheme.

Committees of the Board of Directors

There are currently eight Committees that serve under the Board:

•	Corporate Governance and CEO Recommendation Committee

The Committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure. The Committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates. The Chair of this Committee will be elected among the outside director members. The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

•	Board Steering Committee

The Committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The Committee’s responsibilities also include reviewing and assessing the Board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.

•	Audit Committee

The Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The Committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.

•	Outside Director Recommendation Committee

Members of this Committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Outside Director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an Outside Director.

•	Risk Management Committee

The Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control

•	Remuneration Committee

This Committee is responsible for reviewing and approving the management’s evaluation and remuneration programs.

•	Audit Committee Member Recommendation Committee

Members of this Committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Audit Committee member positions and related matters. The Committee should consist of all of the Outside Directors of the Group.

•	Corporate Social Responsibility Committee

The Committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen. This enables the Company to more actively respond to the demands of internal and external stakeholders, including customers, shareholders and the community fulfill its corporate social responsibility and actively and systematically realize the Group’s mission of “Compassionate Finance, Your Companion for the Future”.

Each Committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each Committee during the fiscal year 2019. Each Committee member for FY 2020, except for the members of the Audit Committee, will be appointed by the newly composed members of the Board after the 19th Annual General Meeting of Shareholders;

Committee	Members	Director Classification	Meetings attended/ Meetings scheduled to attend	Attendance Rate
Corporate Governance and CEO Recommendation Committee	✓Lee Manwoo (Chair)	Independent	7/7	100%
	✓Park Cheul	Independent	7/7	100%
	✓Yuki Hirakawa	Independent	7/7	100%
	✓Philippe Avril	Independent*	7/7	100%
	✓Kim Hwa-nam	Independent	6/7	85.7%
	✓Byeon Yang-ho	Independent	6/7	85.7%
	✓Sung Jae-ho	Independent	7/7	100%
Board Steering Committee	✓Cho Yong-byoung (Chair)	Executive	5/5	100%
	✓Park Cheul	Independent	3/3	100%
	✓Byeon Yang-ho	Independent	2/3	66.7%
	✓Sung Jae-ho	Independent	3/3	100%
	✓Choi Kyong-rok	Independent	5/5	100%
Audit Committee	✓Lee Manwoo Lee (Chair)	Independent	15/15	100%
	✓Lee Yoon-jae	Independent	12/12	100%
	✓Sung Jae-ho	Independent	12/12	100%
Outside Director Recommendation Committee	✓Sung Jae-ho (Chair)	Independent	4/4	100%
	✓Kim Hwa-nam	Independent	3/4	75%
	✓Lee Yoon-jae	Independent	4/4	100%
	✓Lee Manwoo	Independent	4/4	100%
	✓Choi Kyong-rok	Independent	7/7	100%
Risk Management Committee	✓Byeon Yang-ho (Chair)	Independent	6/6	100%
	✓Huh Yong-hak	Independent	6/6	100%
	✓Philippe Avril	Independent	8/8	100%
	✓Choi Kyong-rok	Independent	8/8	100%
Remuneration Committee	✓Huh Yong-hak (Chair)	Independent	3/3	100%
	✓Park Cheul	Independent	6/6	100%
	✓Lee Manwoo	Independent	6/6	100%
Audit Committee Member Recommendation Committee	✓All 11 outside Directors (o)	Independent	2/2	100%
Corporate Social Responsibility Committee	✓Lee Yoon-jae (Chair)	Independent	4/4	100%
	✓Park Ansoon	Independent	4/4	100%
	✓Byeon Yang-ho	Independent	4/4	100%
	✓Yuki Hirakawa	Independent	4/4	100%
	✓Cho Yong-byoung	Executive	4/4	100%

*Philippe Avril served the Corporate Governance and CEO Recommendation Committee during his tenure as an independent director in FY2019

Evaluation of the Board

Pursuant to the Company’s Internal Code of Corporate Governance, the Company conducts an annual evaluation process to improve the Board’s operational efficiency and independence which ultimately contributes to promoting shareholders’ best interests. For FY2019, the evaluation took place in January 2020.

All members of the Board participate in answering 5-point scale surveys to evaluate the following:

1.	The Board Operation – meeting hours, proposed meeting agendas, frequency of the Board meeting, and the level of disclosures available for the Board to review
2.	Role and Responsibilities of the Board – The Board’s performance in serving all of its authorities listed in the Internal Code of Corporate Governance

The responses collected from the Board are compiled and analyzed by an external third-party service provider to ensure the independence of the report. The Board Evaluation for FY 2019 showed that the Board’s operation and role execution were at a good level. As per the results of the evaluation, the following areas were noted for improvement:

•	the Board’s ability to respond and adjust to rapidly changing management environment
•	the Board’s process to extensively review and discuss any of the complex or lengthy meeting agendas
•	the Board requested to collect more feedbacks from the subsidiaries’ management teams
•	the Board requested subsidiaries to report their strategy execution more frequently
•	the Board requested more in-depth analysis of management environment and reporting of projections in regular Board meetings
•	the Board realized the need of some director educations in recognition of the Digital Transformation
•	the Board requested increase in frequency and duration of Outside Director meetings.

The Company reflected the abovementioned feedback in the sub-tasks under the goals of BOD Secretariat’s performance for 2020.

Director Evaluation

To reinforce Directors’ responsibilities and verify their abilities as directors, the Company conducts annual evaluations of Outside Directors and management under the Article 30 and Article 50 of the Internal Code of Corporate Governance, respectively. The evaluation is focused on assessing the level of expertise, fairness in business conduct, ethics, accountability and integrity of the directors.

For more detail on the criteria used in the director evaluations process, please refer to the 2019 Corporate Governance Report disclosed on the Company website.

VI.	Related Party Transactions

Transactions with largest Shareholders

According to the Article 45-2, 45-3 of Financial Holding Companies Act, we announced matters regarding the credit grants to the major shareholders and we also disclosure the acquisition of the stocks issued by the major shareholders of the Company on our website on a quarterly basis.

There are no credit grants to the National Pension Service or no acquisition of the stocks issued by the NPS, which is the largest shareholder of our Company as of Feb. 7, 2020.

Related party transactions with subsidiaries

Loans to Subsidiaries (in KRW bil.)	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2019)	Decrease	Increase	Others1)	Ending Balance (Dec. 31, 2019)
Shinhan Card	KRW	2016-01-26	2021-01-26	1.98%	150	-	-	-	150
	KRW	2016-02-24	2021-02-24	1.84%	150	-	-	-	150
	KRW	2017-03-22	2022-03-22	2.22%	150	-	-	-	150
	KRW	2017-04-20	2022-04-20	2.21%	100	-	-	-	100
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	KRW	2018-02-22	2023-02-22	2.90%	100	-	-	-	100
	KRW	2019-04-18	2024-04-18	2.04%	-	-	100	-	100
	KRW	2019-04-18	2026-04-18	2.09%	-	-	100	-	100
	KRW	2019-10-22	2024-10.22	1.76%	-	-	40	-	40
	KRW	2019-10-22	2026-10-22	1.81%	-	-	60	-	60
	USD	2019-11-19	2025-02-04	2.79%	-	-	465.8	-2.7	463.12
Shinhan Investment Corp	USD	2019-11-19	2025-02-04	2.79%	-	-	104.8	-0.6	104.202
Shinhan Capital	KRW	2014-01-27	2019-01-27	3.60%	50	50	-		-
	KRW	2016-03-16	2021-03-16	1.90%	50	-	-		50
	KRW	2016-04-27	2019-04-27	1.63%	100	100	-		-
	KRW	2017-03-22	2022-03-22	2.22%	50	-	-		50
	KRW	2017-04-20	2022-04-20	2.21%	50	-	-		50
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-		50
	KRW	2017-08-24	2022-08-24	2.37%	50	-	-		50
	KRW	2018-01-22	2023-01-22	2.75%	50	-	-		50
	KRW	2019-02-01	2024-02-01	2.23%	-	-	50		50
	KRW	2019-04-18	2024-04-18	2.04%	-	-	100		100
	KRW	2019-05-24	2024-05-24	1.92%	-	-	80		80
Shinhan Alternative Investment	KRW	2018-11-21	2019-11-20	2.36%	5	5	-		-
Shinhan Savings Bank	KRW	2016-06-17	2021-06-17	1.61%	50	-	-		50
	KRW	2017-06-23	2022-06-23	2.27%	50	-	-		50
Shinhan DS	KRW	2019-02-01	2022-02-01	2.15%	-	-	24		24
	KRW	2019-01-02	2019-02-01	2.15%	-	24	24		-
Total					1,255	179	1,148.6	-3.3	2,221.3
1)	Changes resulting from applicable exchange rates difference

For detailed information of notes to financial statements, please refer to the audit report through a 6-K filing disclosure dated on 5 March, 2020.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Separate Financial Statements
99.2	Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 5, 2020	By:	/s/ Roh Yong-hoon

Name: Roh Yong-hoon
Title: Chief Financial Officer